United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2006

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Resolutions adopted at the General ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 28, 2006

SUMMARY

OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The one that subscribes this document, being the Secretary to the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 27, 2006 adopted the resolutions that are summarized as follows:

FIRST: Approved the report and the consolidated financial statements of the Company presented to the shareholders by the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., regarding the Fiscal Year from January 1 through December 31, 2005, based on the report issued by the Statutory Auditor.

SECOND: The Annual Report of the activities performed by the Audit Committee regarding the 2005 Fiscal Year was submitted.

THIRD: Approved the proposal for the application of results, as follows:

The fiscal year net profit, which ascended to MXN$515'693,000.00 (FIVE HUNDRED FIFTEEN MILLION SIX HUNDRED NINETY THREE THOUSAND MEXICAN PESOS WITH 00/100), was agreed to be applied as follows:

a) Considering the fact that the legal reserve already has integrated the equivalent to 20% (twenty percent) of the capital stock, no provision is made with respect to this concept, as set forth by article 20 of the General Law of Mercantile Corporations.

b) Pay as a dividend MXN$505'122,750.00 (FIVE HUNDRED FIFTEEN MILLION, ONE HUNDRED TWENTY TWO THOUSAND SEVEN HUNDRED AND FIFTY MEXICAN PESOS WITH 00/100) equivalent to MXN$0.55 (fifty five cents) per share for each one of the -918,405,000- shares issued and outstanding, and with voting rights, being applied to the 2005 fiscal year net profit. This payment shall be made in cash in one exhibition against the presentation and exchange of the receipt referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores''), as of the 16th (sixteenth) day of May 2006, for which the corresponding publication shall be made for the awareness of all the shareholders.

c) Register in the account for withheld profits, the remainder of the profit registered on the 2005 fiscal year of GRUPO INDUSTRIAL MASECA, S.A. de C.V., that is the amount of MXN$10,570,250.00 (TEN MILLION FIVE HUNDRED SEVENTY THOUSAND TWO HUNDRED AND FIFTY MEXICAN PESOS WITH 00/100).

FOURTH: Approved the proposal to set the maximum amount of funds that can be destined to the purchase of the company's own shares and a report of the operations carried out with the company's own shares in the 2005 Fiscal Year was submitted.

FIFTH: Elected the Directors and the Chairman, Secretary and Statutory Examiner, Proprietary and Alternates, and approved their compensation for their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS

DON ROBERTO GONZALEZ BARRERA
LIC. ROBERTO GONZALEZ MORENO
ING. RAUL A. PELAEZ CANO
ING. ERNESTO ENRIQUEZ USO
ING. JOSE DE LA PENA ANGELINI
C.P. JUAN A. QUIROGA GARCIA
ING. JAVIER VELEZ BAUTISTA
DR. JUAN DIEZ-CANEDO RUIZ
ING. RODOLFO F. BARRERA VILLARREAL
ING. HECTOR RANGEL DOMENE
ING. JUAN B. GUICHARD MICHEL

ALTERNATES DIRECTORS

 SR. JAIRO SENISE
LIC. RICARDO GONZALEZ VALDES
LIC. RAUL CAVAZOS MORALES
LIC. ALEJANDRO ENRIQUEZ LARRONDO
ING. HOMERO HUERTA MORENO
LIC. ALFONSO CEBREROS MURILLO
SR. JORGE VELEZ BAUTISTA
ING. FELIPE DIEZ-CANEDO RUIZ
ING. JESUS L. BARRERA LOZANO
DR. JAIME ALATORRE CORDOBA
ING. JUAN DAVID MICHEL

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.
MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.
MR. HUGO LARA SILVA was appointed as Proprietary Statutory Examiner and MR. CARLOS ARREOLA ENRIQUEZ as his Alternate.

SIXTH: Appointed the members of the Audit Committee and their compensation for their attendance to the Auditor Committee meetings and the execution of their duties and any previous studies and analysis made for this purpose was determined, as follows:

AUDIT COMMITTEE

CHAIRMAN:     ING. JAVIER VELEZ BAUTISTA
MEMBER:         DR. JUAN DIEZ CANEDO RUIZ
MEMBER:         ING. HECTOR RANGEL DOMENE

SEVENTH: Appointed the special delegates for the formalization of the resolutions adopted by the shareholders' meeting.

Monterrey, N.L. April 27, 2006

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

NOTICE TO SHAREHOLDERS
PAYMENT OF DIVIDENDS

In the General Ordinary Shareholders' Meeting of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., held the 27th of April of 2006 in Monterrey, Nuevo Leon, the following resolution was adopted:

Pay as a dividend MXN$505'122,750.00 (FIVE HUNDRED FIFTEEN MILLION, ONE HUNDRED TWENTY TWO THOUSAND SEVEN HUNDRED AND FIFTY MEXICAN PESOS WITH 00/100) equivalent to MXN$0.55 (fifty five cents) per share for each one of the -918,405,000- shares issued and outstanding, and with voting rights, being applied to the balance of the Fiscal Net Profit Account. This payment shall be made in cash in one exhibition, as of the 16th (sixteenth) day of May 2006.

The payment will be made at the offices of S.D. Indeval, S.A. de C.V., located in Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in aforementioned Institution and will be made against the presentation and exchange of the receipts referred in the third paragraph of the article 74 of the Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends during office hours in the offices of the Company located in Rio de la Plata No. 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico 66220, duly accrediting their condition as shareholders before the Company.

Monterrey, N.L. April 27, 2006

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

ABOUT GIMSA

Founded ounded in 1949, GIMSA, S.A. de C.V., is the world's largest producer of corn flour. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the  MASECA® brand name. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.